
07003082

SEC MISSION


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
203
SECTION

AB 3/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Industry Savings Plans, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5990 Greenwood Plaza Boulevard, Suite 325
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joanne E. Ashton (303) 220-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INDUSTRY SAVINGS PLANS, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Industry Savings Plans, Inc.

We have audited the accompanying statement of financial condition of Industry Savings Plans, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Industry Savings Plans, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 30, 2007

INDUSTRY SAVINGS PLANS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	271,155
Special reserve account for the exclusive benefit of customers (Note 3)		44,888
Securities owned, at market value		9,237
Commissions receivable		12,995
Other assets		1,073
Total assets	**$**	**339,348**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	5,563
Customer credits		31,328
Commissions payable		3,841
Payable to affiliates		15,792
Deferred tax liability		2,291
Total liabilities		58,815
COMMITMENTS AND CONTINGENCIES (Note 5)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, $1 par value; 50,000 shares authorized; 25,000 shares issued and outstanding		25,000
Additional paid-in capital		118,191
Retained earnings		137,342
Total shareholder's equity		280,533
Total liabilities and shareholder's equity	**$**	**339,348**

The accompanying notes are an integral part of this statement.

INDUSTRY SAVINGS PLANS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:		
Commissions	$	89,333
Interest income		6,875
Unrealized loss on investment		(1,317)
Total revenue		94,891
EXPENSES:		
Commissions		36,336
Licenses fees		15,185
Other operating expenses		14,301
Professional fees		4,640
Total expenses		70,462
NET INCOME BEFORE INCOME TAXES		24,429
Income taxes (Note 1)		(11,703)
NET INCOME	**$**	**12,726**

The accompanying notes are an integral part of this statement.

INDUSTRY SAVINGS PLANS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCES, December 31, 2005	25,000	$ 25,000	$ 68,191	$ 124,616	$ 217,807
Contributed capital	-	-	50,000	-	$ 50,000
Net income	-	-	-	12,726	$ 12,726
BALANCES, December 31, 2006	**25,000**	**$ 25,000**	**$ 118,191**	**$ 137,342**	**$ 280,533**

The accompanying notes are an integral part of this statement.

INDUSTRY SAVINGS PLANS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	12,726
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in securities owned, at market value		1,317
Increase in commissions receivable		(3,802)
Increase in special reserve account for the exclusive benefit of customers		(44,888)
Increase in other assets		(40)
Increase in customer credits		31,328
Increase in commissions payable		177
Increase in accounts payable		163
Increase in payable to affiliate		8,036
Decrease in deferred tax liability		(495)
Net cash provided by operating activities		4,522
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributed capital		50,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		54,522
CASH AND CASH EQUIVALENTS, at beginning of year		216,633
CASH AND CASH EQUIVALENTS, at end of year	**$**	**271,155**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Industry Savings Plans, Inc. (the "Company") was incorporated in Colorado in 1965. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and operates in one industry segment, the sale of mutual funds and variable annuities. The Company is a wholly-owned subsidiary of Preferred Financial Corporation (the "Parent"), which is a wholly-owned subsidiary of Health Care Service Corporation ("HCSC").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with maturities less than three months to be cash equivalents. At December 31, 2006, cash equivalents include $129,697 invested in a money-market mutual fund.

Investments

Marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value as determined by management.

Income Taxes

The Company provides for deferred income taxes under the liability method. As of December 31, 2006, the Company had temporary differences of $2,291 between the book and tax bases of its assets and liabilities.

The operating results of the Company are included in the consolidated income tax returns filed by HCSC and its affiliates. HCSC's policy is to allocate income tax liabilities or benefits to the Company on a separate return basis as net income or losses are incurred.

Commission Income and Expense

The Company earns commissions solely from the sale of shares of mutual funds and variable annuities through a network of registered representatives. The registered representatives receive a commission, which generally varies from 80% to 90% of the commission earned by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $262,011 and $250,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.10 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1. Additionally, Rule 17a-11(c)(3) requires the Company to notify its regulatory bodies whenever its net capital falls below 120% of its minimum net capital requirement. Subsequent to December 31, 2006, the Company discovered that its net capital had fallen below the 120% requirement and accordingly, promptly sent the required notification. To cure the deficiency, the Company's parent infused additional capital.

NOTE 3 - SPECIAL RESERVE ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash of $44,888 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has no full-time employees and shares facilities with its Parent and its affiliates.

At December 31, 2006, the payable to affiliates consists of a $8,398 payable to the Parent for federal and state income tax estimates, a $7,394 payable for a tax settlement, and a $2,291 payable for deferred income tax estimates.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is an introductory broker-dealer participating only in the distribution of shares of registered open end investment companies and the sale of variable annuity accounts.

The Company's financial instruments, including cash, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value due to their short term maturities. Securities owned are valued as described in Note 1.

SUPPLEMENTAL INFORMATION

INDUSTRY SAVINGS PLANS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

CREDIT:		
Shareholder's equity	$	280,533
DEBITS:		
Nonallowable assets:		
Other assets		5,455
Net capital before haircuts		275,078
Haircuts on securities		13,059
NET CAPITAL		262,019
Minimum requirements of 6-2/3% of aggregate indebtedness of $25,196 or $250,000, whichever is greater		250,000
Excess net capital	**$**	**12,019**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	5,563
Commissions payable		3,841
Payable to affiliates		15,792
TOTAL AGGREGATE INDEBTEDNESS	**$**	**25,196**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.10 to 1**

Note: There are no material differences between the above calculation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2006.

See the accompanying Independent Auditors' Report.

INDUSTRY SAVINGS PLANS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2006

CREDIT BALANCES:	
Customer credits	$ 31,328
Debit balances	-
Excess of total credits over total debits	**$ 31,328**
RESERVE COMPUTATION:	
Amount required to be on deposit in the reserve bank account (105% of the excess of total credits over total debits)	$ 32,894
Amount held on deposit in the reserve bank account	44,888
Amount held in excess of requirement	**$ 11,994**

INDUSTRY SAVINGS PLANS, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 DECEMBER 31, 2006

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3.	$ -
	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	Number of items	None



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Industry Savings Plans, Inc.

In planning and performing our audit of the financial statements and supplementary information of Industry Savings Plans, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Industry Savings Plans, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Industry Savings Plans, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that Industry Savings Plans, Inc. was not in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(1) as of December 31, 2006, and at various times during the year. During our review, management provided us with a letter from the SEC dated December 27, 2006 which deemed that Industry Savings Plans, Inc. was receiving and holding the customer funds that its parent received from customers for the purchase of securities. This resulted in an increase in Industry Savings Plans, Inc.'s required net capital to $250,000.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 30, 2007

END